 As filed with the Securities and Exchange Commission on November 21, 1997.

                                                      Registration No. 333-37187




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933



                       CHIQUITA BRANDS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                  New Jersey                              04-1923360
         (State or other jurisdiction          (IRS Employer Identification No )
       of incorporation or organization)

                              250 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 784-8000
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                              ROBERT W. OLSON, ESQ.
                     Senior Vice President, General Counsel
                                  and Secretary
                       Chiquita Brands International, Inc.
                              250 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 784-8804
            (Name, address, including zip code, and telephone number,
                   including area code, or agent for service)




      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement shall become effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /__________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /__________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /__________

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                2,153,846 SHARES

                       CHIQUITA BRANDS INTERNATIONAL, INC.

                                  COMMON STOCK

        This Prospectus relates to up to 2,153,846 shares of the Capital Stock, par value $.33 per share (the "Common Stock"), of Chiquita Brands International, Inc. ("Chiquita" or the "Company").


        The Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. On November 19, 1997 the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $16.625 per share.



        The shares of Common Stock offered hereby (the "Shares") are being sold for the accounts of and by the persons named under the caption "Selling Shareholders." The Shares may be sold from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to the Selling Shareholders. (See "Plan of Distribution.") The Company will not receive any proceeds from any sales of the Shares.



        SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.




          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this Prospectus is November ___, 1997.

                              AVAILABLE INFORMATION

        Chiquita is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York 10048, and at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding companies, including Chiquita, that file electronically with the Commission at http://www.sec.gov.

        Chiquita's Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at One Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California.


        No person has been authorized to give any information or to make on behalf of the Company or the Selling Shareholders any representations, other than those contained in this Prospectus, in connection with the offer made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any date subsequent to the date hereof.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        Chiquita will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone: (513) 784-6366.


        The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (which incorporates by reference certain information contained in the Company's 1996 Annual Report to Shareholders) (the "1996 10-K") filed by Chiquita with the Commission (Commission file number 1-1550), the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (the "1997 10-Q's"), the Company's
Current Reports on Form 8-K dated September 15, 1997 and November 20, 1997 (the "1997 8-Ks"), and the description of Capital Stock of Chiquita contained in a Registration Statement on Form 8-A filed by Chiquita (then called United Brands Company) on September 11, 1970, are incorporated herein by reference and made a part hereof.


        All documents filed by Chiquita pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                           FORWARD-LOOKING STATEMENTS

        This Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by the Company with the Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that Chiquita expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of their experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, such as (i) the prices at which Chiquita can sell its products,
(ii) the costs at which it can purchase (or grow) fresh produce and other raw materials and inventory, and (iii) the various market, competitive and agricultural factors which may impact those prices and costs, many of which are beyond the control of Chiquita. Some of these risks are described in more detail in "Risk Factors" below. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

                                   THE COMPANY

        Chiquita Brands International, Inc. is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, these products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's operations also include fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; and fresh cut and ready-to-eat salads; and edible oil-based consumer products.

        American Financial Group, Inc. ("AFG") owns, either directly or indirectly through its subsidiaries, approximately 40% of Chiquita's outstanding shares of Common Stock. Approximately 46% of the outstanding stock of AFG is beneficially owned by Carl H. Lindner, members of his family and trusts for their benefit.

        Chiquita is a New Jersey corporation. The address of its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8000. Unless the context indicates otherwise, the term "Chiquita" also includes Chiquita's subsidiaries.


                                  RISK FACTORS

        In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following in the context of the more complete disclosure in the Company's 1996 10-K before making an investment in the Shares.

        RECENT LOSSES. From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. However, Chiquita reported losses from continuing operations for 1992, 1993, 1994 and 1996 of $222 million, $51 million, $84 million, and $28 million, respectively, and earnings of $28 million in 1995. The 1994 loss included charges and losses totaling $67 million resulting primarily from farm closings and banana cultivation write-downs in Honduras following an unusually severe strike and the substantial reduction of Chiquita's Japanese "green" banana trading operations. The 1995 earnings included a net gain of $19 million primarily resulting from divestitures of operations, sales of older ships and other actions taken as part of Chiquita's ongoing program to improve shareholder value. The 1996 loss included write-downs and costs of $70 million resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of Chiquita bananas through the modification of distribution logistics and the wind-down of particular production facilities; and certain claims relating to prior EU quota restructuring actions.


        For the first nine months of 1997, the Company reported net income from continuing operations of $56 million, after giving effect to a loss of $28 million in the third quarter. At September 30, 1997, Chiquita's accumulated deficit totaled $103 million. The Company's interim results are subject to significant seasonal variations; typically the first six months of the calendar year are the stronger period. See "--Competition and Pricing." Operating income in the third quarter of 1997 compared to the third quarter of 1996 was adversely affected by (1) a stronger dollar, mitigated in part by the Company's foreign currency hedging program, and (2) increased banana production costs arising from weather-related effects and other influences on current productivity; the adverse impact of these items was partially offset by the benefit of higher local currency pricing for bananas in Europe. These trends, including higher production costs, have continued into the fourth quarter.



        EUROPEAN UNION BANANA REGULATION. On July 1, 1993, the European Union ("EU") implemented a new quota regulation effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing Chiquita's volume and market share in Europe. The quota regulation is administered through a licensing system which grants preferred status to producers and importers within the EU and its former colonies. The regulation also imposes quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets.

        In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia implemented this agreement in 1995, significantly increasing Chiquita's cost to export bananas from these countries.

        In July 1996, the EU adopted an interim measure that increased its annual banana quota to adjust for the entry of Sweden, Finland and Austria into the EU and made its preferential licensing system applicable to the increase. Prior to their entry into the EU, these countries had unregulated banana markets in which Chiquita supplied a significant portion of the bananas. Implementation of the quota and licensing regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.

        In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and, in January 1996, the USTR announced it had found the banana Framework Agreement export policies of Costa Rica and Colombia to be unfair.


        In September 1995, based on information obtained in the USTR's investigation under Section 301, the United States, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the World Trade Organization ("WTO"). In February 1996, Ecuador, the world's largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico in challenging the EU regime and Framework Agreement under the WTO. During the fourth quarter of 1996, a WTO arbitration panel heard the case against the EU quota and licensing regime and Framework Agreement. In May 1997, the WTO panel hearing the case issued its final report, finding that the licensing and quota systems under the EU regime and the Framework Agreement violate numerous international trade obligations to the detriment of Latin American supplying countries and non-EU marketing firms such as Chiquita. In June 1997, the EU appealed the report and in September 1997 the WTO Appellate Body upheld the panel report. The full WTO body has adopted the panel and Appellate Body reports, which now require the EU to bring its import regime for bananas into conformity with these reports.

In October 1997, the EU notified the WTO that it will honor its international obligations. The EU has a "reasonable" period of time (not to exceed 15 months) to implement the reports' recommendations. If the EU fails to comply within a reasonable period of time, the injured governments may engage in retaliatory trade measures against the EU.



        Both the WTO and Section 301 authorize retaliatory measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the ultimate outcome of the WTO and
Section 301 proceedings, the nature and extent of actions that may be taken by the affected countries, or the impact on the EU quota regime or the Framework Agreement.



        LEVERAGE. As of September 30, 1997, Chiquita and its subsidiaries had short-term notes and loans payable of $36 million and long-term debt (including current maturities) of approximately $1.1 billion; the percentage of total debt to total capitalization for Chiquita was 58%. As of September 30, 1997, maturities for the remainder of 1997 and for the years 1998 through 2001 are $20 million, $88 million, $50 million, $41 million, and $174 million, respectively.



        SUBSIDIARIES. Most of Chiquita's operations are conducted through its subsidiaries and Chiquita is therefore dependent on the cash flow of its subsidiaries to meet its obligations. The claims of holders of Chiquita Common Stock will be subordinate to any existing and future obligations of Chiquita and will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of its subsidiaries, many of which have direct obligations to lenders and other third-party creditors. As of September 30, 1997, the total debt of Chiquita's subsidiaries aggregated $411 million, of which $253 million represented non-recourse long-term debt of Chiquita's shipping subsidiaries secured by ships and related equipment and $36 million represented short-term notes and loans payable.



        COMPETITION AND PRICING. Approximately 60% of Chiquita's 1996 consolidated net sales were attributable to the sale of bananas. Banana marketing in international trade is highly competitive. While smaller companies, including growers' cooperatives, are a competitive factor, Chiquita's primary competitors are a limited number of other international banana importers and exporters. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and, on a timely basis, transport and distribute them to worldwide markets. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, the selling price which an importer receives for bananas depends on several factors, including: availability of bananas and other fruit in each market; the relative quality of competing fruit; and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Competition in the sale of bananas also comes from other fresh fruit, which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the stronger period.

        The Company's vegetable canning business competes directly with a few major producers of both branded and private-label vegetables, as well as indirectly with numerous marketers of frozen and fresh vegetable products.

        ADVERSE WEATHER CONDITIONS AND CROP DISEASE. Bananas are vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease. These factors may result in lower sales volume and increased costs, but may also restrict worldwide supplies and lead to increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. Chiquita has a greater number and geographic diversity of sources of bananas than any of its competitors. During 1996, approximately 30% of all bananas sold by Chiquita were sourced from Panama. Bananas are sourced from numerous other countries, including Colombia, Costa Rica, Ecuador, Guatemala and Honduras which comprised 5% to 21% (depending on the country) of bananas sold by Chiquita during 1996.

        The vegetable processing industry is also affected by the availability of produce, which can vary due to local weather conditions.


        LABOR RELATIONS. Chiquita employs approximately 36,000 employees. Approximately 32,000 of these employees are employed in Central and South America, including 23,000 workers covered by approximately 70 labor contracts. Approximately 25 contracts covering approximately 10,000 employees are currently being renegotiated or expire through September 30, 1998. Strikes or other labor-related actions are sometimes encountered upon expiration of labor contracts or during the term of the contracts.



        OTHER RISKS OF INTERNATIONAL OPERATIONS. Certain of Chiquita's operations are heavily dependent upon products grown and purchased in Central and South American countries; at the same time, Chiquita's operations are a significant factor in the economies of many of these countries. These activities are subject to risks that are inherent in operating in these countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administrative policies will change. Certain of the activities are substantially dependent upon leases and other agreements with the governments of these countries. Chiquita's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas. Chiquita's worldwide operations and products are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although Chiquita believes it is substantially in compliance with such regulations, actions by regulators have in the past required, and in the future may require, operational modifications or capital improvements at various locations or the payment of fines and penalties, or both.


        SHARES AVAILABLE FOR FUTURE SALE. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sales will have on the market price prevailing from time to time of Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. At November 19, 1997, there were outstanding 59,439,907 shares of Common Stock, including 23,996,295 shares held, directly or indirectly, by AFG. The outstanding shares include approximately 3 million shares of Common Stock issued in a private transaction in connection with the recent acquisition of the Owatonna Canning group of companies, of which up to 500,000 shares may be registered for resale between September 24, 1997 and September 23, 1998. In addition, up to approximately 3.2 million shares of Common Stock are expected to be issued in January 1998 in connection with the acquisition of Stokely USA, Inc.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.


                              SELLING SHAREHOLDERS

        The following information regarding the Shares offered hereby has been provided to the Company by the Selling Shareholders identified below and reflects information concerning beneficial ownership of Common Stock as of the date of this Prospectus. Each of the Selling Shareholders is a former shareholder of American Fine Foods, Inc., an Idaho corporation ("AFF"). The Selling Shareholders received the Shares in connection with the acquisition by the Company of all of the outstanding capital stock of AFF on November ___, 1997.


                                                                                            SHARES OF THE COMPANY'S
                                 SHARES OF THE COMPANY'S       SHARES OF THE COMPANY'S         COMMON STOCK TO BE
       NAME OF SELLING                COMMON STOCK              COMMON STOCK OFFERED         OWNED AFTER COMPLETION
         SHAREHOLDER               BENEFICIALLY OWNED                  HEREBY                   OF THIS OFFERING
        -------------            -----------------------       -----------------------      -----------------------
Steiner Corporation                      1,953,422*                    1,953,422*                     --
Robert Moss                                189,875*                      189,875*                     --
Dillon Wilson                               10,549*                       10,549*                     --


 *These numbers may change in the final prospectus, based on the actual number of shares issued in connection with the acquisition of AFF.


                              PLAN OF DISTRIBUTION

        The Shares may be sold from time to time by or for the account of the Selling Shareholders directly to purchasers, to or through broker-dealers or through a combination of these methods. Sales by means of this Prospectus may be made privately at prices to be individually negotiated with the purchasers or publicly through transactions on the New York Stock Exchange, other exchanges or in the over-the-counter market, including block trades, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and may receive commissions from the purchasers as well as from the Selling Shareholders. Steiner Corporation may elect to engage an underwriter to sell the Shares being offered by it, in which case the remaining Selling Shareholders must either offer their Shares through such underwriter or refrain from offering their Shares. The Selling Shareholders have advised the Company that they do not presently intend to engage an underwriter with respect to the offering made hereby.

        All expenses relating to the registration of the Shares other than fees and expenses of counsel, accountants or other consultants to the Selling Shareholders will be paid, directly or indirectly, by the Company. Under certain circumstances, the Company may pay a portion of certain costs of sale of the Shares.

        The Company has agreed with the Selling Shareholders, subject to certain exceptions, to keep the Registration Statement covering the Shares effective until the earlier of (i) 120 days after the date the Registration Statement is declared effective or (ii) the date on which all Shares have been sold by the Selling Shareholders pursuant to the Registration Statement.

        In addition, the Company and the Selling Shareholders will indemnify each other for certain liabilities, including civil liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the Shares offered hereby has been passed upon by Robert
W. Olson. Mr. Olson, Senior Vice President, General Counsel and Secretary of Chiquita, presently holds shares of Common Stock in the Company's Savings and Investment (401(k)) Plan as well as employee stock options to purchase additional shares of Common Stock.


                                     EXPERTS

        The consolidated financial statements of Chiquita Brands International, Inc. appearing (or incorporated by reference) in its Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included (or incorporated by reference) therein and incorporated herein by reference. The financial statements of Owatonna Canning Company for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 appearing in Chiquita's Current Report on Form 8-K dated September 15, 1997 have been audited by Hutton, Nelson & McDonald LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Stokely USA, Inc. for the years ended March 31, 1997, 1996 and 1995 incorporated by reference into Chiquita's Current Report on Form 8-K dated November 20, 1997 have been audited by Deloitte & Touche, LLP, independent auditors, as set forth in their report thereon incorporated therein and herein by reference. Such Chiquita consolidated financial statements, Owatonna Canning Company financial statements and Stokely USA, Inc. financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the estimated expenses to be incurred by Chiquita in connection with the distribution of the securities being registered hereby:


         SEC registration fee........................  $ 9,810
         Accounting fees and expenses ...............    5,000
         Legal fees and expenses ....................    5,000
         Miscellaneous     ..........................      190
                                                       -------
         Total    ...................................  $20,000


         All of the above expenses other than the SEC registration fee are estimates. None of the expenses listed will be paid by the Selling Shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article VI of Chiquita's By-Laws provides directors and officers with the right to indemnification and advancement of expenses to the fullest extent not prohibited by the New Jersey Business Corporation Act. Directors and officers of Chiquita are indemnified generally against expenses and liabilities incurred in connection with any proceedings, including proceedings by or on behalf of Chiquita, relating to their service to or at the request of Chiquita. However, no indemnification may be made if a final adjudication establishes that a person's acts or omissions (a) breached the person's duty of loyalty to Chiquita or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the person of an improper personal benefit. Section VIII of Chiquita's Second Restated Certificate of Incorporation also limits the liability of Chiquita's directors and officers, to the fullest extent permitted by the New Jersey Business Corporation Act, to Chiquita or its shareholders for monetary damages for breach of any duty, except in the situations set forth in (a) through (c) above.

ITEM 16. EXHIBITS.

         The following Exhibits are a part of this Registration Statement.

         Exhibit No.

         5      Opinion of Counsel
         23.1   Consent of Independent Auditors  (Ernst & Young LLP)
         23.2   Consent of Independent Auditors  (Hutton, Nelson & McDonald LLP)
         23.3   Consent of Counsel (included in Exhibit 5)

         23.4   Consent of Independent Auditors (Deloitte & Touche, LLP)

         24     Powers of Attorney

ITEM 17. UNDERTAKINGS.

         *(a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         *(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* Paragraph references correspond to those of Item 512 of Regulation S-K

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio, as of the 21st day of November, 1997.

                                 CHIQUITA BRANDS INTERNATIONAL,  INC.

                                 BY:     /s/ Steven G. Warshaw
                                         ---------------------
                                         Steven G. Warshaw
                                         President, Chief Operating Officer and
                                         Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated as of the 21st day of November, 1997.


Signature                                               Title
---------                                               -----
         *                                              Chairman of the Board and
-----------------------
Carl H. Lindner                                         Chief Executive Officer

         *
-----------------------
Keith E. Lindner                                        Vice Chairman of the Board

/s/ Steven G. Warshaw
-----------------------
Steven G. Warshaw                                       Director, President, Chief Operating Officer
                                                        and Chief Financial Officer
         *
-----------------------
Fred J. Runk                                            Director

         *
-----------------------
Jean Head Sisco                                         Director

         *
-----------------------
William W. Verity                                       Director

         *
-----------------------
Oliver W. Waddell                                       Director

/s/ William A. Tsacalis
-----------------------
William A. Tsacalis                                     Vice President and Controller
                                                        (Chief Accounting Officer)



*Pursuant to Power of Attorney

         /s/ Robert W. Olson
        -----------------------
        Robert W. Olson, Attorney-in-Fact

                                INDEX TO EXHIBITS


     Exhibit No.                    Description
     -----------                    -----------

         5*                         Opinion of Counsel

         23.1                       Consent of Independent Auditors (Ernst & Young LLP)

         23.2                       Consent of Independent Auditors (Hutton, Nelson & McDonald LLP)

         23.3*                      Consent of Counsel (included in Exhibit 5)

         23.4                       Consent of Independent Auditors (Deloitte & Touche, LLP)

         24*                        Powers of Attorney

*Previously filed or incorporated by reference.